Filed by Old Second Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: West Suburban Bancorp, Inc.

Filer’s Commission File No.: 000-10537

Date: October 20, 2021

Set forth below is the third quarter 2021 earnings release for Old Second Bancorp, Inc., which references the proposed merger with West Suburban Bancorp, Inc.

(NASDAQ: OSBC)

Contact:	Bradley S. Adams	For Immediate Release
	Chief Financial Officer	October 20, 2021
(630) 906-5484

Old Second Reports Third Quarter Net Income of $8.4 million, or $0.29 per Diluted Share

AURORA, IL, October 20, 2021 – Old Second Bancorp, Inc. (the “Company,” “Old Second,” “we,” “us,” and “our”) (NASDAQ: OSBC), the parent company of Old Second National Bank (the “Bank”), today announced financial results for the third quarter of 2021. Our net income was $8.4 million, or $0.29 per diluted share, for the third quarter of 2021, compared to net income of $8.8 million, or $0.30 per diluted share, for the second quarter of 2021, and net income of $10.3 million, or $0.34 per diluted share, for the third quarter of 2020. Net income for the third quarter of 2021 reflected a $1.5 million pre-tax release of provision for credit losses, compared to a $3.5 million pre-tax release in the second quarter of 2021, and a $300,000 pre-tax provision expense in the third quarter of 2020. Residential mortgage banking revenue totaled $2.7 million in the third quarter of 2021, compared to $1.6 million in the second quarter of 2021, and $6.1 million in the third quarter of 2020. Mortgage servicing rights (“MSRs”) experienced a mark to market loss of $282,000 during the third quarter of 2021, compared to a $1.0 million loss in the prior quarter and a $160,000 loss in the third quarter of 2020. Net gain on sales of mortgage loans totaled $2.2 million in the third quarter of 2021, compared to $1.9 million in the second quarter of 2021, and $5.2 million in the third quarter of 2020, as mortgage origination and refinancing volumes declined in the current year. Noninterest expense included $425,000 of merger-related expenses in the third quarter of 2021 due to the pending merger with West Suburban Bancorp, Inc. and its wholly-owned subsidiary bank, which is anticipated to close in December 2021, subject to the satisfaction of customary closing conditions, including receipt of required approval by the stockholders of each company.

Operating Results

•	Third quarter 2021 net income was $8.4 million, reflecting a decrease in earnings of $409,000 from the second quarter of 2021, and a decrease of $1.9 million from the third quarter of 2020.

•	Net interest and dividend income was $22.6 million for the third quarter of 2021, an increase of $664,000, or 3.0%, from the second quarter of 2021, and an increase of $109,000, or 0.5%, from third quarter of 2020.

•	Interest and dividend income for the third quarter of 2021 was $24.8 million, an increase of $596,000 from the second quarter of 2021, but a decrease of $256,000 from the third quarter of 2020, primarily due to the reduction in market interest rates over the past year. Interest and dividend income was favorably impacted by a large prepayment penalty recorded on one commercial credit in the third quarter of 2021, in addition to loan fees earned on forgiven Paycheck Protection Program (“PPP”) loans during the second and third quarters of 2021. We originated 746 PPP loans totaling $136.7 million in 2020, and as of September 30, 2021, $2.4 million on seven PPP loans originated during the first round of the PPP loan program remained outstanding. During the first and second quarters of 2021, we originated $62.3 million, or 574 loans, under the second round of the PPP loan program, of which $32.3 million, or 253 loans, remain outstanding as of September 30, 2021. Net loan interest and fee income recorded in 2021 year to date on all PPP loans totaled $2.7 million, and approximately $1.3 million of net PPP loan fees remain unearned as of September 30, 2021.

•	Interest expense for both the second and third quarters of 2021 totaled $2.2 million, compared to $2.5 million for the third quarter of 2020. The $365,000 decrease in interest expense in the third quarter of 2021, compared to the third quarter of 2020, was primarily due to the reduction in market interest rates year over year, which impacted all interest bearing deposit categories.

•	We recorded a $1.5 million release of provision expense in the third quarter of 2021, compared to a $3.5 million release of provision expense in the second quarter of 2021, and a $300,000 provision for credit losses in the third quarter of 2020, as the projected impact of the COVID-19 pandemic on future credit losses is currently anticipated to be less than prior projections. Our allowance for credit losses (“ACL”) on loans in the third quarter of 2021 consisted of a release of the ACL on loans of $1.5 million, as well as $236,000 of net charge-offs recorded during the quarter. In addition, the ACL for unfunded commitments decreased by $47,000 in the third quarter of 2021, due to an updated forecast of credit line utilization rates.

•	Noninterest income was $9.3 million for the third quarter of 2021, an increase of $1.4 million, or 17.9%, compared to $7.9 million for the second quarter of 2021, but a decrease of $2.3 million, or 20.1%, compared to $11.7 million for the third quarter of 2020. The increase from the linked quarter was primarily driven by a $1.1 million increase in residential mortgage banking revenue, attributable to a $800,000 decrease in the mark to market loss on MSRs and a $300,000 increase in net gain on the sales of mortgage loans in the third quarter of 2021, compared to the prior quarter. In addition, increases of $146,000 in service charges on deposits and $242,000 in securities gains, net, were recorded in the third quarter of 2021 compared to the linked quarter. The decrease in noninterest income in the third quarter of 2021, compared to the third quarter of 2020, was primarily due to a $3.4 million decline in residential mortgage banking revenue, primarily due to a $3.1 million decrease in net gain on sales of mortgage loans, which was partially offset by an increase in wealth management income of $483,000, and securities gains, net, of $244,000 in the third quarter of 2021, compared to securities losses of $1,000 in the third quarter of 2020.

•	Noninterest expense was $22.1 million for the third quarter of 2021, an increase of $728,000, or 3.4%, compared to $21.4 million for the second quarter of 2021, and an increase of $1.9 million, or 9.2%, from $20.3 million for the third quarter of 2020. The increase from the linked quarter was primarily attributable to an increase in legal and professional services fees due to merger-related costs incurred of $425,000 in the third quarter of 2021, as well as an increase in occupancy, furniture and equipment expenses due to planned maintenance, and computer and data processing expense. The increase in noninterest expense in the year over year period was primarily due to salaries and employee benefits expense, occupancy, furniture and equipment expense, legal expense, card related expense and other expense.

•	The provision for income taxes expense was $2.9 million for the third quarter of 2021, compared to $3.2 million for the second quarter of 2021, and $3.4 million for the third quarter of 2020. The decrease in tax expense was due to lower pre-tax income for the third quarter of 2021, compared to both the linked quarter and the year over year period, partially offset by an increase in non-deductible expenses, primarily due to merger-related costs incurred in the third quarter of 2021.

•	On October 19, 2021, our Board of Directors declared a cash dividend of $0.05 per share payable on November 8, 2021, to stockholders of record as of October 29, 2021.

President and Chief Executive Officer Jim Eccher said “An improving economy and conservative positioning resulted in solid core earnings trends relative to last quarter featuring increased spread income, a stable margin and controlled expenses.  Loan growth remains a challenge in the face of low line utilization rates and tepid overall demand with continuing elevated prepayments.   The end result was flat total loan volumes relative to last quarter exclusive of PPP loan settlement activity.  Deposit inflows remain robust and resulted in a further increase in excess liquidity as evidenced by a $23.9 million increase in average cash on the balance sheet during the quarter.  We continue to deploy a portion of the excess liquidity on our balance sheet in short duration securities with yields far below the aggregate portfolio yield.  The combination of these factors largely resulted in a two basis point reported increase in our net interest margin over the linked quarter.  Our credit quality metrics and expectations have continued to improve as the Chicago area seems to be moving towards a more normalized environment and we recorded a $1.5 million reduction in the allowance for credit losses this quarter. Looking forward, I am optimistic on loan growth trends for the remainder of the year and continue to believe reported margin trends will be dominated by changes in liquidity levels on our balance sheet rather than any fundamental change in our business.  I believe Old Second remains conservatively positioned to meet the challenges that may present themselves, as our expenses remain well-controlled, our business is well-diversified, customer activity is increasing and our underwriting has remained disciplined and consistent.  I would like to thank our employees for their continued hard work in delivering a solid quarter while focusing on exceptional customer service as we move towards a more normal routine.”

Eccher continued, “In late July, we announced an agreement to acquire West Suburban Bancorp.  The pro forma company will have approximately $6.2 billion in assets, $5.3 billion in deposits and $3.4 billion in loans.  We believe the merger will significantly enhance our scale and geographic reach within the Chicago metropolitan area and will offer the potential to deliver exceptional value to the stockholders of both organizations.  We are working diligently to prepare for the closing of the transaction, including operational planning, the recent receipt of all required bank regulatory approvals and continuing investments in the expansion of our sales teams across several lending verticals.  We believe the combined company will feature a strong core deposit funding base with improved profitability and enhanced strategic positioning, including the scale to prioritize investments in technology and growth.  We are excited for the future and believe the combination will provide us with a tremendous opportunity to build a better bank for our stockholders, employees and the communities we serve.”

COVID-19 Update

•	Late in the first quarter of 2020, we began granting loan payment deferrals to certain borrowers affected by the pandemic. For the period of April 1, 2020 through September 30, 2021, our clients had requested loan payment deferrals on 506 loans totaling $237.8 million. As of September 30, 2021, 494 loans, representing $229.0 million outstanding, or 96.3% of the original loan balances deferred, have resumed payments or paid off. Active payment deferrals remain on 12 loans, with $8.8 million of balances outstanding.

•	We are participating in the Coronavirus Aid, Relief and Economic Security Act (“CARES” Act). During 2021, we processed 574 loan applications for PPP loans, representing a total of $62.3 million. As of September 30, 2021, we had $2.4 million of PPP loans outstanding that were originated under the first round of the PPP loan program in 2020, and $32.3 million of PPP loans outstanding that were originated under the second round of the PPP loan program in 2021. Early in the fourth quarter of 2020, we started to submit applications for PPP loan forgiveness to the SBA, and as of September 30, 2021, $164.3 million on 1,060 loans have been forgiven. We anticipate receiving the remaining funds for our first round of PPP loan forgiveness from the SBA through the end of 2021, and will also continue the forgiveness process for our second round of PPP loans during the remainder of 2021 and into early 2022.

Capital Ratios

	Minimum Capital	Well Capitalized
	Adequacy with	Under Prompt
	Capital Conservation	Corrective Action	September 30,	June 30,	September 30,
	Buffer, if applicable[1]	Provisions[2]	2021	2021	2020
The Company
Common equity tier 1 capital ratio	7.00%	N/A	12.99%	12.72%	11.97%
Total risk-based capital ratio	10.50%	N/A	17.80%	17.60%	14.33%
Tier 1 risk-based capital ratio	8.50%	N/A	14.10%	13.83%	13.08%
Tier 1 leverage ratio	4.00%	N/A	9.81%	9.68%	10.07%

The Bank
Common equity tier 1 capital ratio	7.00%	6.50%	15.65%	15.23%	14.24%
Total risk-based capital ratio	10.50%	10.00%	16.69%	16.33%	15.49%
Tier 1 risk-based capital ratio	8.50%	8.00%	15.65%	15.23%	14.24%
Tier 1 leverage ratio	4.00%	5.00%	10.83%	10.63%	10.90%

1 Amounts are shown inclusive of a capital conservation buffer of 2.50%. Under the Federal Reserve’s Small Bank Holding Company Policy Statement, the Company is not currently subject to the minimum capital adequacy and capital conservation buffer capital requirements at the holding company level, unless otherwise advised by the Federal Reserve (such capital requirements are applicable only at the Bank level). Although the minimum regulatory capital requirements are not applicable to the Company, we calculate these ratios for our own planning and monitoring purposes.

2 The prompt corrective action provisions are only applicable at the Bank level.

The ratios shown above exceed levels required to be considered “well capitalized.”

Asset Quality & Earning Assets

•	Nonperforming loans totaled $29.0 million at September 30, 2021, compared to $23.1 million at June 30, 2021, and $20.8 million at September 30, 2020. Credit metrics reflect two large credits which totaled $7.4 million that moved to nonaccrual status in the third quarter of 2021, and management is carefully monitoring loans considered to be in a classified status. Nonperforming loans, as a percent of total loans were 1.5% at September 30, 2021, 1.2% at June 30, 2021, and 1.0% at September 30, 2020.

•	OREO assets totaled $1.9 million at both September 30, 2021 and June 30, 2021, compared to $2.7 million at September 30, 2020. In the third quarter of 2021, we recorded one property sale of $37,000 net book value, one property transfer into OREO of $69,000 net book value, and a net write up of $2,000, compared to write downs of $61,000 in the second quarter of 2021 and $46,000 in the third quarter of 2020. Nonperforming assets, as a percent of total loans plus OREO, were 1.7% at September 30, 2021, compared to 1.3% at June 30, 2021, and 1.2% at September 30, 2020.

•	Total loans were $1.87 billion at September 30, 2021, reflecting a decrease of $35.4 million compared to June 30, 2021, and a decrease of $162.4 million compared to September 30, 2020. Decreases in the linked quarter and year over year periods were primarily due to $164.3 million of PPP loan paydowns in our commercial portfolio, net of PPP loan originations of $62.3 million in 2021, as borrower liquidity is at a high level due to federal stimulus programs and there is a general lack of incentive for making capital expenditures. Average loans (including loans held-for-sale) for the third quarter of 2021 totaled $1.89 billion, reflecting a decrease of $41.3 million from the second quarter of 2021 and a decrease of $159.3 million from the third quarter of 2020.

•	Available-for-sale securities totaled $715.2 million at September 30, 2021, compared to $579.9 million at June 30, 2021, and $448.4 million at September 30, 2020. Total securities available-for-sale increased a net $135.2 million from the linked quarter due to purchases of $73.0 million of collateralized mortgage-backed securities, $48.3 million of asset-backed securities, $39.4 million of collateralized debt obligations, and $28.3 million of taxable agencies, partially reduced by sales of $26.9 million of corporate bonds and paydowns on various securities which totaled $23.8 million. The unrealized mark to market adjustment on securities decreased by $3.3 million since June 30, 2021, and decreased by $494,000 in the year over year period due to market interest rate fluctuations.

Net Interest Income

Analysis of Average Balances,

Tax Equivalent Income / Expense and Rates

(Dollars in thousands - unaudited)

	Quarters Ended
	September 30, 2021			June 30, 2021			September 30, 2020
	Average	Income /	Rate	Average	Income /	Rate	Average	Income /	Rate
	Balance	Expense	%	Balance	Expense	%	Balance	Expense	%
Assets
Interest earning deposits with financial institutions	$523,561	$203	0.15	$499,555	$137	0.11	$263,199	$68	0.10
Securities:
Taxable	476,935	1,835	1.53	425,785	1,832	1.73	251,760	1,458	2.30
Non-taxable (TE)[1]	186,515	1,627	3.46	188,281	1,594	3.40	196,648	1,680	3.40
Total securities (TE)[1]	663,450	3,462	2.07	614,066	3,426	2.24	448,408	3,138	2.78
Dividends from FHLBC and FRBC	9,917	114	4.56	9,917	113	4.57	9,917	118	4.73
Loans and loans held-for-sale[1,2]	1,889,696	21,358	4.48	1,930,965	20,857	4.33	2,048,968	22,078	4.29
Total interest earning assets	3,086,624	25,137	3.23	3,054,503	24,533	3.22	2,770,492	25,402	3.65
Cash and due from banks	29,760	-	-	29,985	-	-	31,354	-	-
Allowance for credit losses on loans	(28,639)	-	-	(31,024)	-	-	(31,518)	-	-
Other noninterest bearing assets	185,415	-	-	185,368	-	-	185,228	-	-
Total assets	$3,273,160			$3,238,832			$2,955,556

Liabilities and Stockholders' Equity
NOW accounts	$534,056	$96	0.07	$531,804	$105	0.08	$470,474	$106	0.09
Money market accounts	355,651	66	0.07	330,536	59	0.07	306,763	91	0.12
Savings accounts	451,829	47	0.04	439,104	53	0.05	378,957	102	0.11
Time deposits	331,482	330	0.39	359,635	409	0.46	417,952	1,084	1.03
Interest bearing deposits	1,673,018	539	0.13	1,661,079	626	0.15	1,574,146	1,383	0.35
Securities sold under repurchase agreements	46,339	15	0.13	67,737	21	0.12	54,313	28	0.21
Other short-term borrowings	-	-	-	1	-	-	8,204	24	1.16
Junior subordinated debentures	25,773	286	4.40	25,773	284	4.42	25,773	285	4.40
Subordinated debentures	59,180	547	3.67	56,081	517	3.70	-	-	-
Senior notes	44,441	673	6.01	44,415	673	6.08	44,337	673	6.04
Notes payable and other borrowings	21,171	113	2.12	22,250	119	2.15	25,482	144	2.25
Total interest bearing liabilities	1,869,922	2,173	0.46	1,877,336	2,240	0.48	1,732,255	2,537	0.58
Noninterest bearing deposits	1,029,705	-	-	1,012,163	-	0.90	892,811	-	-
Other liabilities	53,370	-	-	36,553	-	-	39,589	-	-
Stockholders' equity	320,163	-	-	312,780	-	-	290,901	-	-
Total liabilities and stockholders' equity	$3,273,160			$3,238,832			$2,955,556
Net interest income (GAAP)		$22,618			$21,954			$22,509
Net interest margin (GAAP)			2.91			2.88			3.23

Net interest income (TE)[1]		$22,964			$22,293			$22,865
Net interest margin (TE)[1]			2.95			2.93			3.28
Core net interest margin (TE - excluding PPP loans)[1]			2.85			2.91			3.34
Interest bearing liabilities to earning assets	60.58%			61.46%			62.53%

1 Tax equivalent (TE) basis is calculated using a marginal tax rate of 21% in 2021 and 2020. See the discussion entitled “Non-GAAP Presentations” below and the table on page 18 that provides a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent.

2 Interest income from loans is shown on a tax equivalent basis, which is a non-GAAP financial measure as discussed in the table on page 18 and includes fees of $1.8 million, $1.3 million, and $975,000 for the third quarter of 2021, the second quarter of 2021, and the third quarter of 2020, respectively. Nonaccrual loans are included in the above stated average balances.

Net interest income (TE) was $23.0 million for the third quarter of 2021, which reflects an increase of $671,000 compared to the second quarter of 2021, and an increase of $99,000 compared to the third quarter of 2020. The tax equivalent adjustment for the third quarter of 2021 was $346,000, compared to $339,000 for the second quarter of 2021, and $356,000 for the third quarter of 2020. Average interest earning assets increased $32.1 million to $3.09 billion for the third quarter of 2021, compared to the second quarter of 2021, and increased $316.1 million in the third quarter of 2021, compared to the third quarter of 2020; both of these increases were primarily due to growth in interest earning deposits with financial institutions and taxable securities available-for-sale. Average loans, including loans held-for-sale, decreased $41.3 million for the third quarter of 2021, compared to the second quarter of 2021, and decreased $159.3 million compared to the third quarter of 2020. The yields on loans for the third quarter of 2021, compared to the second quarter of 2021, increased 15 basis points, due to the continued payoff of the lower yielding PPP loans, and issuance of higher yielding loans during the quarter. Growth in the average balance of securities for the third quarter of 2021, compared to the second quarter of 2021 and the third quarter of 2020, partially offset the decline in yields which resulted in an increase to interest income compared to the second quarter of 2021, and a decrease of $265,000 in tax-equivalent interest income from the third quarter of 2020. The average yield on the total securities available-for-sale portfolio declined 71 basis points year over year. The yield on average earning assets increased one basis point in the third quarter of 2021, compared to the second quarter of 2021, and decreased 42 basis points compared to the third quarter of 2020, due to a higher amount of earning assets held in interest bearing deposits with financial institutions, which had an average yield of 15 basis points in the third quarter of 2021. The lowering of interest rates by the Federal Reserve in the first quarter of 2020 in response to the COVID-19 pandemic has resulted in the reduction of rates on many earning assets, resulting in fewer alternatives for higher-yielding investments, as well as a general market trend for depositors to hold cash in more liquid interest bearing deposit accounts.

Total securities income (TE) was $3.5 million in the third quarter of 2021, an increase of $36,000 compared to the second quarter of 2021 and increase of $324,000 compared to the third quarter of 2020, due primarily to an increase in volumes compared to the linked quarter and the year over year period, respectively. Security purchases totaled $189.6 million in the third quarter of 2021, which were partially offset by paydowns, calls, and maturities of $23.8 million, and sales of $26.9 million. Our overall yield on tax equivalent municipal securities was 3.46% for the third quarter of 2021, compared to 3.40% for both the second quarter of 2021 and the third quarter of 2020. Taxable security yields declined in the third quarter of 2021, resulting in a decrease to the overall tax equivalent yield for the total securities portfolio of 17 basis points from June 30, 2021, and 71 basis points from September 30, 2020.

Average interest bearing liabilities decreased $7.4 million in the third quarter of 2021, compared to the second quarter of 2021, primarily driven by a $21.4 million decrease in securities sold under repurchase agreements, partially offset by an $11.9 million increase in average interest bearing deposits. Average interest bearing liabilities increased $137.7 million in the third quarter of 2021, compared to the third quarter of 2020, primarily driven by a $98.9 million increase in interest bearing deposits and a $59.2 million increase in subordinated debentures. The cost of interest bearing liabilities for the third quarter of 2021 decreased two basis points from the second quarter of 2021, and decreased twelve basis points from the third quarter of 2020. Growth in our average noninterest bearing demand deposits of $136.9 million in the year over year period has assisted us in controlling our cost of funds stemming from average interest bearing deposits and borrowings; cost of funds totaled 0.29% for the third quarter of 2021, 0.31% for the second quarter of 2021, and 0.38% for the third quarter of 2020.

In the second quarter of 2021, we entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers pursuant to which we sold and issued $60.0 million in aggregate principal amount of our 3.50% Fixed-to-Floating Rate Subordinated Notes due April 15, 2031 (the “Notes”). We sold the Notes to eligible purchasers in a private offering, and the proceeds of this issuance are intended to be used for general corporate purposes, which may include, without limitation, the redemption of existing senior debt, common stock repurchases and strategic acquisitions. The Notes bear interest at a fixed annual rate of 3.50% through April 14, 2026, payable semi-annually in arrears. From April 15, 2026 forward, the interest rate on the Notes will generally reset quarterly to a rate equal to Three-Month Term SOFR (as defined by the Note) plus 273 basis points, payable quarterly in arrears. The Notes have a stated maturity of April 15, 2031, and are redeemable, in whole are in part, on April 15, 2026, or any interest payment date thereafter, and at any time upon the occurrence of certain events.

Our net interest margin (GAAP) increased three basis points to 2.91% for the third quarter of 2021, compared to 2.88% for the second quarter of 2021, and decreased 32 basis points compared to 3.23% for the third quarter of 2020. Our net interest margin (TE) increased two basis points to 2.95% for the third quarter of 2021, compared to 2.93% for the second quarter of 2021, and decreased 33 basis points compared to 3.28% for the third quarter of 2020. Our core net interest margin (TE), a non-GAAP financial measure that excludes the impact of our PPP loans, was 2.85% for the third quarter of 2021, compared to 2.91% for the second quarter of 2021 and 3.34% for the third quarter of 2020. The reductions year over year were due primarily to the lower level of market interest rates over the majority of the past twelve months, the related rate resets on loans and securities during the past year, and the increase in liquidity on the balance sheet. See the discussion entitled “Non-GAAP Presentations” and the table on page 18 that provides a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent.

Noninterest Income

				3rd Quarter 2021
Noninterest Income	Three Months Ended			Percent Change From
(Dollars in thousands)	September 30,	June 30,	September 30,	June 30,	September 30,
	2021	2021	2020	2021	2020
Wealth management	$2,372	$2,389	$1,889	(0.7)	25.6
Service charges on deposits	1,368	1,221	1,322	12.0	3.5
Residential mortgage banking revenue
Secondary mortgage fees	240	272	492	(11.8)	(51.2)
Mortgage servicing rights mark to market (loss) gain	(282)	(1,033)	(160)	(72.7)	76.3
Mortgage servicing income	572	507	521	12.8	9.8
Net gain on sales of mortgage loans	2,186	1,895	5,246	15.4	(58.3)
Total residential mortgage banking revenue	2,716	1,641	6,099	65.5	(55.5)
Securities gains, net	244	2	(1)	N/M	N/M
Change in cash surrender value of BOLI	406	423	459	(4.0)	(11.5)
Death benefit realized on BOLI	-	-	(2)	-	(100.0)
Card related income	1,624	1,666	1,499	(2.5)	8.3
Other income	610	577	420	5.7	45.2
Total noninterest income	$9,340	$7,919	$11,685	17.9	(20.1)

N/M - Not meaningful.

Noninterest income increased $1.4 million, or 17.9%, in the third quarter of 2021, compared to the second quarter of 2021, and decreased $2.3 million, or 20.1%, compared to the third quarter of 2020. The increase from the linked quarter was primarily driven by a $1.1 million increase in residential mortgage banking revenue, attributable to a $751,000 decrease in mark to market loss on MSRs stemming from market interest rate changes and a $291,000 increase in net gain on sales of mortgage loans in the third quarter of 2021, compared to the second quarter of 2021. In addition, increases were noted compared to the linked quarter of $242,000 in securities gains, net, and $147,000 in service charges on deposits.

The decrease in noninterest income in the third quarter of 2021, compared to the third quarter of 2020, is primarily due to a $3.4 million decrease in residential mortgage banking revenue, comprised of a $3.1 million decrease in net gain on sales of mortgage loans from the 2020 like period. Partially offsetting this decrease was an increase in wealth management fees of $483,000 and card related income of $125,000 in the third quarter of 2021, compared to the third quarter of 2020. The increase in card related income in the third quarter of 2021, compared to both the linked quarter and prior year quarter, resulted from reductions in COVID-19-related restrictions and the resultant increase in consumer spending. An increase of $245,000 was also noted in securities gains, net, due to securities sold in the third quarter of 2021.

Noninterest Expense

				3rd Quarter 2021
Noninterest Expense	Three Months Ended			Percent Change From
(Dollars in thousands)	September 30,	June 30,	September 30,	June 30,	September 30,
	2021	2021	2020	2021	2020
Salaries	$9,630	$9,435	$9,731	2.1	(1.0)
Officers incentive	1,212	1,194	968	1.5	25.2
Benefits and other	2,122	2,267	1,887	(6.4)	12.5
Total salaries and employee benefits	12,964	12,896	12,586	0.5	3.0
Occupancy, furniture and equipment expense	2,418	2,303	2,003	5.0	20.7
Computer and data processing	1,477	1,304	1,226	13.3	20.5
FDIC insurance	211	192	191	9.9	10.5
General bank insurance	301	277	281	8.7	7.1
Amortization of core deposit intangible asset	113	115	122	(1.7)	(7.4)
Advertising expense	107	95	62	12.6	72.6
Card related expense	662	626	566	5.8	17.0
Legal fees	455	135	169	237.0	169.2
Other real estate owned expense, net	25	77	125	(67.5)	(80.0)
Other expense	3,396	3,381	2,935	0.4	15.7
Total noninterest expense	$22,129	$21,401	$20,266	3.4	9.2
Efficiency ratio (GAAP)[1]	68.73%	68.63%	58.27%
Adjusted efficiency ratio (non-GAAP)[2]	66.46%	67.64%	57.47%

1 The efficiency ratio shown in the table above is a GAAP financial measure calculated as noninterest expense, excluding amortization of core deposits and OREO expenses, divided by the sum of net interest income and total noninterest income less any BOLI death benefit recorded, net gains or losses on securities and mark to market gains or losses on MSRs.

2 The adjusted efficiency ratio shown in the table above is a non-GAAP financial measure calculated as noninterest expense, excluding amortization of core deposits and OREO expenses, divided by the sum of net interest income on a fully tax equivalent basis, total noninterest income less net gains or losses on securities and mark to market gains or losses on MSRs, and includes a tax equivalent adjustment on the change in cash surrender value of BOLI. See the discussion entitled “Non-GAAP Presentations” below and the table on page 18 that provides a reconciliation of each non-GAAP financial measure to the most comparable GAAP equivalent.

Noninterest expense for the third quarter of 2021 increased $728,000, or 3.4%, compared to the second quarter of 2021, and increased $1.9 million, or 9.2%, compared to the third quarter of 2020. The linked quarter increase is primarily attributable to a $173,000 increase in computer and data processing expense and a $320,000 increase in legal fees attributable to merger-related costs incurred related to our pending acquisition of West Suburban Bancorp, Inc. and its subsidiary bank. These increases were partially offset by a $51,000 decrease in other real estate owned expense in the third quarter of 2021 compared to the linked quarter.

The year over year increase in noninterest expense is primarily attributable to a $378,000 increase in salaries and employee benefits in the third quarter of 2021 compared to the third quarter of 2020. Officer incentive compensation increased $244,000 in the third quarter of 2021, compared to the third quarter of 2020, as incentive accruals in 2021 were at a higher rate than the prior year. Employee benefits expense increased $235,000 in the third quarter of 2021, compared to the third quarter of 2020, due to an increase in employee insurance costs as more employees returned to more routine medical appointments, many of which were on hold during the first six months of the COVID-19 pandemic. We also had increases in the year over year period in occupancy, furniture and equipment expense of $415,000 due to an increase in planned building repairs, an increase in computer and data processing expense of $251,000 and an increase in legal fees of $286,000, primarily due to merger–related costs incurred. Finally, other expense increased $461,000 year over year due to primarily to growth in management and consulting fees, commercial loan non-legal expense, and company events due to our 150th anniversary celebration during the third quarter of 2021.

Earning Assets

				September 30, 2021
Loans	As of			Percent Change From
(dollars in thousands)	September 30,	June 30,	September 30,	June 30,	September 30,
	2021	2021	2020	2021	2020
Commercial	$321,548	$344,084	$436,277	(6.5)	(26.3)
Leases	162,444	154,512	133,676	5.1	21.5
Commercial real estate - Investor	535,506	569,745	548,970	(6.0)	(2.5)
Commercial real estate - Owner occupied	330,648	318,259	335,978	3.9	(1.6)
Construction	108,690	100,544	91,856	8.1	18.3
Residential real estate - Investor	45,497	50,127	61,923	(9.2)	(26.5)
Residential real estate - Owner occupied	108,343	105,419	114,283	2.8	(5.2)
Multifamily	160,798	161,628	188,398	(0.5)	(14.6)
HELOC	69,651	72,475	85,882	(3.9)	(18.9)
HELOC - Purchased	12,370	14,436	22,312	(14.3)	(44.6)
Other[1]	12,447	12,137	10,772	2.6	15.5
Total loans	$1,867,942	$1,903,366	$2,030,327	(1.9)	(8.0)

1 Other class includes consumer and overdrafts.

Total loans decreased by $35.4 million at September 30, 2021, compared to June 30, 2021, and decreased $162.4 million for the year over year period. Declines were noted in the majority of loan categories, except for leases, construction and other loans in the year over year period, as borrowers have taken advantage of higher cash balances on hand to pay down or pay off their loans. In addition, during the third quarter of 2021, $9.2 million of PPP loans originated in 2020 and $26.3 million of PPP loans originated in 2021 were forgiven. Decreases in the year over year period in commercial loans was primarily due to PPP loans forgiven, net of originations, as well as reductions in organic commercial loans due to payoffs related to borrower liquidity. As required by CECL, the balance (or amortized cost basis) of purchase credit deteriorated loans (“PCD” loans) are carried on a gross basis (rather than net of the associated credit loss estimate), and the expected credit losses for PCD loans are estimated and separately recognized as part of the allowance for credit losses.

				September 30, 2021
Securities	As of			Percent Change From
(dollars in thousands)	September 30,	June 30,	September 30,	June 30,	September 30,
	2021	2021	2020	2021	2020
Securities available-for-sale, at fair value
U.S. Treasury	$4,070	$4,086	$4,134	(0.4)	(1.5)
U.S. government agencies	33,575	6,038	7,005	456.1	379.3
U.S. government agency mortgage-backed	17,818	18,939	18,219	(5.9)	(2.2)
States and political subdivisions	238,952	242,748	249,777	(1.6)	(4.3)
Corporate bonds	4,992	31,715	-	(84.3)	-
Collateralized mortgage obligations	165,414	101,912	57,013	62.3	190.1
Asset-backed securities	189,338	145,356	81,585	30.3	132.1
Collateralized loan obligations	61,029	29,154	30,688	109.3	98.9
Total securities available-for-sale	$715,188	$579,948	$448,421	23.3	59.5

Our securities portfolio totaled $715.2 million as of September 30, 2021, an increase of $135.2 million from $579.9 million as of June 30, 2021, and an increase of $266.8 million from September 30, 2020. The increase in the portfolio during the third quarter of 2021, compared to the prior quarter, was driven by $189.6 million of purchases, primarily of U.S. government agencies, collateralized mortgage obligations, asset-backed securities, and collateralized loan obligations. These increases were primarily offset by the sale of $26.9 million of corporate bonds and paydowns of $23.8 million. The increase in the securities portfolio in the year over year period was primarily due to purchases in the last twelve months to utilize our excess cash on hand. We recorded security sales of $26.9 million in the third quarter of 2021, $8.2 million in the second quarter of 2021, and no sales in the third quarter of 2020.

Asset Quality

				September 30, 2021
Nonperforming assets	As of			Percent Change From
(dollars in thousands)	September 30,	June 30,	September 30,	June 30,	September 30,
	2021	2021	2020	2021	2020
Nonaccrual loans	$27,520	$22,784	$20,076	20.8	37.1
Performing troubled debt restructured loans accruing interest	199	201	334	(1.0)	(40.4)
Loans past due 90 days or more and still accruing interest	1,233	136	422	806.6	192.2
Total nonperforming loans	28,952	23,121	20,832	25.2	39.0
Other real estate owned	1,912	1,877	2,686	1.9	(28.8)
Total nonperforming assets	$30,864	$24,998	$23,518	23.5	31.2

30-89 days past due loans and still accruing interest	$2,829	$8,654	$5,511
Nonaccrual loans to total loans	1.5%	1.2%	1.0%
Nonperforming loans to total loans	1.5%	1.2%	1.0%
Nonperforming assets to total loans plus OREO	1.7%	1.3%	1.2%
Purchased credit-deteriorated loans to total loans	0.3%	0.5%	0.5%

Allowance for credit losses	$26,949	$28,639	$32,918
Allowance for credit losses to total loans	1.4%	1.5%	1.6%
Allowance for credit losses to nonaccrual loans	97.9%	125.7%	164.0%

Nonperforming loans consist of nonaccrual loans, performing troubled debt restructured loans accruing interest and loans 90 days or more past due and still accruing interest. Our adoption of ASU 2016-13, Current Expected Credit Losses (“CECL”) on January 1, 2020, resulted in a change in the accounting for purchased credit impaired (“PCI”) loans, which are now considered purchased credit deteriorated (“PCD”) loans under CECL. PCD loans acquired in our acquisition of ABC Bank totaled $4.8 million, net of purchase accounting adjustments, at September 30, 2021. PCD loans that meet the definition of nonperforming loans are now included in our nonperforming disclosures. Nonperforming loans to total loans was 1.5% for the third quarter of 2021, 1.2% for the second quarter of 2021, and 1.0% for the third quarter of 2020. Nonperforming assets to total loans plus OREO was 1.7% for the third quarter of 2021, and 1.3% for second quarter of 2021 and 1.2% for the third quarter of 2020 as two large credits were moved to nonaccrual status in the third quarter of 2021. Our allowance for credit losses to total loans was 1.4% as of September 30, 2021 and 1.6% September 30, 2020.

The following table shows classified loans by segment, which include nonaccrual, performing troubled debt restructurings, PCD loans if the risk rating so indicates, and all other loans considered substandard, for the following periods.

				September 30, 2021
Classified loans	As of			Percent Change From
(dollars in thousands)	September 30,	June 30,	September 30,	June 30,	September 30,
	2021	2021	2020	2021	2020
Commercial	$467	$482	$5,992	(3.1)	(92.2)
Leases	4,423	3,007	3,270	47.1	35.3
Commercial real estate - Investor	8,718	5,063	5,596	72.2	55.8
Commercial real estate - Owner occupied	7,211	8,702	9,658	(17.1)	(25.3)
Construction	4,898	5,393	5,108	(9.2)	(4.1)
Residential real estate - Investor	1,154	1,082	1,526	6.7	(24.4)
Residential real estate - Owner occupied	4,508	4,578	3,836	(1.5)	17.5
Multifamily	2,327	8,477	5,833	(72.5)	(60.1)
HELOC	1,034	1,090	1,566	(5.1)	(34.0)
HELOC - Purchased	181	-	-	-	-
Other[1]	2	2	272	-	(99.3)
Total classified loans	$34,923	$37,876	$42,657	(7.8)	(18.1)

1 Other class includes consumer and overdrafts.

The reduction in multifamily classified loans was due to the sale of multiple related credits which had a net book value of $5.9 million in the third quarter of 2021.

Allowance for Credit Losses on Loans and Unfunded Commitments

At September 30, 2021, our allowance for credit losses (“ACL”) on loans totaled $26.9 million, and our ACL on unfunded commitments, included in other liabilities, totaled $2.2 million. The decrease in our ACL on loans at September 30, 2021, compared to June 30, 2021, was driven by a $1.5 million release of provision expense in the third quarter of 2021, based on updates to our loss forecasts primarily stemming from a more favorable unemployment projection and continued updates to our loss rate forecasts. The decrease in our ACL on unfunded commitments at September 30, 2021, compared to June 30, 2021, was driven by a $47,000 release of provision expense in the third quarter of 2021 due to adjustments in our funding rate assumptions based on our analysis of the last 12 months of utilization. Our ACL on loans to total loans was 1.4% as of September 30, 2021, compared to 1.5% as of June 30, 2021, and 1.6% at September 30, 2020. The ACL on unfunded commitments totaled $2.2 million as of September 30, 2021 and June 30, 2021, compared to $4.0 million as of September 30, 2020.

Net Charge-off Summary

Loan Charge-offs, net of recoveries	Quarters Ended
(dollars in thousands)	September 30,	% of	June 30,	% of	September 30,	% of
	2021	Total [2]	2021	Total [2]	2020	Total [2]
Commercial	$(2)	(0.8)	$190	292.3	$(7)	1.9
Leases	4	1.7	28	43.1	119	(32.6)
Commercial real estate - Investor	83	35.0	(20)	(30.8)	(102)	27.9
Commercial real estate - Owner occupied	(2)	(0.8)	21	32.3	(420)	115.1
Construction	-	-	-	-	59	(16.2)
Residential real estate - Investor	(7)	(3.0)	(10)	(15.4)	(15)	4.1
Residential real estate - Owner occupied	(18)	(7.6)	(61)	(93.8)	(25)	6.8
Multifamily	183	77.2	-	-	-	-
HELOC	(28)	(11.8)	(72)	(110.8)	(52)	14.2
HELOC - Purchased	-	-	-	-	66	(18.1)
Other [1]	24	10.1	(11)	(16.9)	12	(3.1)
Net charge-offs / (recoveries)	$237	100.0	$65	100.0	$(365)	100.0

1 Other class includes consumer and overdrafts.

2 Represents the percentage of net charge-offs attributable to each category of loans.

Gross charge-offs for the third quarter of 2021 were $369,000, compared to $301,000 for the second quarter of 2021, and $451,000 for the third quarter of 2020. Gross recoveries were $132,000 for the third quarter of 2021, compared to $236,000 for the second quarter of 2021 and $816,000 for the third quarter of 2020. Continued recoveries are indicative of the ongoing aggressive efforts by management to effectively manage and resolve prior charge-offs.

Deposits

Total deposits were $2.71 billion at September 30, 2021, an increase of $32.3 million compared to June 30, 2021, resulting from net increases in demand deposits of $9.1 million, and net increases in savings, NOW and money market accounts of $61.0 million, partially offset by decreases in time deposits of $37.7 million. Total deposits increased $235.1 million in the year over year period driven primarily by growth in demand deposits of $148.6 million, and savings, NOW and money market accounts of $180.4 million, partially offset by a decrease in time deposits of $93.9 million.

Borrowings

As of September 30, 2021, we had no other short-term borrowings compared to $6.1 million as of September 30, 2020. Due to growth in deposits, our need for short-term funding in 2021 has declined year over year.

We were indebted on senior notes totaling $44.5 million, net of deferred issuance costs, as of September 30, 2021. We were also indebted on $25.8 million of junior subordinated debentures, net of deferred issuance costs, which is related to the trust preferred securities issued by our statutory trust subsidiary, Old Second Capital Trust II. Subordinated debt totaled $59.2 million as of September 30, 2021, consisting of $60.0 million in principal issued on April 6, 2021, net of debt issuance cost of $800,000. Notes payable and other borrowings totaled $20.2 million as of September 30, 2021, and is comprised of $14.0 million outstanding on a $20.0 million term note we originated to facilitate the March 2020 redemption of our trust preferred securities and related junior subordinated debentures issued by Old Second Capital Trust I, and $6.2 million of a long-term FHLBC advance acquired in our ABC Bank acquisition that matures on February 2, 2026.

Non-GAAP Presentations

Management has disclosed in this earnings release certain non-GAAP financial measures to evaluate and measure our performance, including the presentation of net interest income and net interest margin on a fully taxable equivalent basis, our efficiency ratio calculations and core net interest margin on a taxable equivalent basis. The net interest margin fully taxable equivalent is calculated by dividing net interest income on a tax equivalent basis by average earning assets for the period. Consistent with industry practice, management has disclosed the efficiency ratio including and excluding certain items, which is discussed in the noninterest expense presentation on page 7. Our core net interest margin on a taxable equivalent basis excludes the impact of our PPP loans.

We consider the use of select non-GAAP financial measures and ratios to be useful for financial and operational decision making and useful in evaluating period-to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenditures or assets that we believe are not indicative of our primary business operating results or by presenting certain metrics on a fully taxable equivalent basis. We believe these measures provide investors with information regarding balance sheet profitability, and we believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, analyzing and comparing past, present and future periods.

These non-GAAP financial measures should not be considered as a substitute for GAAP financial measures, and we strongly encourage investors to review the GAAP financial measures included in this earnings release and not to place undue reliance upon any single financial measure. In addition, because non-GAAP financial measures are not standardized, it may not be possible to compare the non-GAAP financial measures presented in this earnings release with other companies’ non-GAAP financial measures having the same or similar names. The tables on page 18 provide a reconciliation of each non-GAAP financial measure to the most comparable GAAP equivalent.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between Old Second and West Suburban Bancorp, Inc. (“West Suburban”). In connection with the proposed merger, on October 1, 2021, Old Second filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-259964) that includes the Joint Proxy Statement of Old Second and West Suburban and a Prospectus of Old Second, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Old Second stockholders and West Suburban shareholders.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Old Second, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from Old Second by accessing Old Second’s investor relations website, https://investors.oldsecond.com, under the heading “SEC Filings” or by directing a request to Old Second Stockholder Relations Manager, Shirley Cantrell, at Old Second Bancorp, Inc., 37 S. River St., Aurora, Illinois 60507, by calling 630-906-2303 or by sending an e-mail to scantrell@oldsecond.com.

Participants in the Solicitation

Old Second and West Suburban and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Old Second’s stockholders and West Suburban’s shareholders in connection with the proposed merger. Information regarding Old Second’s directors and executive officers is contained in Old Second’s definitive proxy statement on Schedule 14A, dated April 16, 2021 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of these documents may be obtained as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This earnings release and statements by our management may contain forward-looking statements within the Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by words such as “anticipate,” “expect,” “intend,” “believe,” “may,” “likely,” “will,” “forecast,” “project,” “moving towards,” “looking forward,” “optimistic" or other statements that indicate future periods. Examples of forward-looking statements include, but are not limited to, statements regarding the economic outlook, our expectations regarding future loan growth, trends in our net interest margin, the adequacy of our allowance, statements about our proposed merger with West Suburban, including the timing of the closing of the merger, and our belief that we are conservatively positioned, as well as statements regarding asset quality trends and the anticipated timing of our receipt of funds for PPP loan forgiveness. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements, (1) the strength of the United States economy in general and the strength of the local economies in which we conduct our operations may be different than expected, including, but not limited to, due to the negative impacts and disruptions resulting from the COVID-19 pandemic on the economies and communities we serve, which has had and may continue to have an adverse impact on our business, operations and performance, and could continue to have a negative impact on our credit portfolio, share price, borrowers, and on the economy as a whole, both domestically and globally; (2) the rate of delinquencies and amounts of charge-offs, the level of allowance for credit loss, the rates of loan growth, or adverse changes in asset quality in our loan portfolio, which may result in increased credit risk-related losses and expenses; (3) changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act, or the “CARES Act”; (4) risks related to future acquisitions, if any, including execution and integration risks; (5) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) could have a negative impact on us; (6) changes in interest rates, which may affect our net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of our assets, including our investment securities; and (7) with respect to the proposed merger with West Suburban: (a) the failure of either company to obtain stockholder approval for the proposed merger, the satisfaction of conditions to any regulatory approval, including the expiration of applicable waiting periods, or the failure of either company to satisfy any of the other closing conditions to the transaction on a timely basis or at all; (b) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (c) the occurrence of any event, change or other circumstances that causes the bank regulatory agencies to revoke their approvals of the transaction or otherwise impose conditions on such approvals that could adversely affect the combined company or the benefits of the transaction; and (d) the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Old Second and West Suburban do business, or as a result of other unexpected factors or events.. Additional risks and uncertainties are contained in the “Risk Factors” and forward-looking statements disclosure in our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and in Amendment No.1 to the Form S-4 Registration Statement filed with the SEC on October 19, 2021. The inclusion of this forward-looking information should not be construed as a representation by us or any person that future events, plans, or expectations contemplated by us will be achieved. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Conference Call

We will host a call on Thursday, October 21, 2021, at 11:00 a.m. Eastern Time (10:00 a.m. Central Time) to discuss our third quarter 2021 financial results. Investors may listen to our call via telephone by dialing 888-506-0062, using Entry Code 775932. Investors should call into the dial-in number set forth above at least 10 minutes prior to the scheduled start of the call.

A replay of the call will be available until 11:00 a.m. Eastern Time (10:00 a.m. Central Time) on October 28, 2021, by dialing 877-481-4010, using Conference ID: 43105.

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands)

	(unaudited)
	September 30,	December 31,
	2021	2020
Assets
Cash and due from banks	$26,705	$24,306
Interest earning deposits with financial institutions	492,548	305,597
Cash and cash equivalents	519,253	329,903
Securities available-for-sale, at fair value	715,188	496,178
Federal Home Loan Bank Chicago ("FHLBC") and Federal Reserve Bank Chicago ("FRBC") stock	9,917	9,917
Loans held-for-sale	3,009	12,611
Loans	1,867,942	2,034,851
Less: allowance for credit losses on loans	26,949	33,855
Net loans	1,840,993	2,000,996
Premises and equipment, net	44,120	45,477
Other real estate owned	1,912	2,474
Mortgage servicing rights, at fair value	5,320	4,224
Goodwill and core deposit intangible	20,433	20,781
Bank-owned life insurance ("BOLI")	64,265	63,102
Deferred tax assets, net	7,335	8,121
Other assets	43,387	47,053
Total assets	$3,275,132	$3,040,837

Liabilities
Deposits:
Noninterest bearing demand	$1,037,638	$909,505
Interest bearing:
Savings, NOW, and money market	1,366,138	1,202,134
Time	310,553	425,434
Total deposits	2,714,329	2,537,073
Securities sold under repurchase agreements	42,962	66,980
Junior subordinated debentures	25,773	25,773
Subordinated debentures	59,190	-
Senior notes	44,454	44,375
Notes payable and other borrowings	20,155	23,393
Other liabilities	47,037	36,156
Total liabilities	2,953,900	2,733,750

Stockholders’ Equity
Common stock	34,957	34,957
Additional paid-in capital	121,074	122,212
Retained earnings	262,513	236,579
Accumulated other comprehensive income	12,249	14,762
Treasury stock	(109,561)	(101,423)
Total stockholders’ equity	321,232	307,087
Total liabilities and stockholders’ equity	$3,275,132	$3,040,837

Old Second Bancorp, Inc. and Subsidiaries

Consolidated Statements of Income

(In thousands, except share data)

	(unaudited)		(unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Interest and dividend income
Loans, including fees	$21,315	$21,980	$64,337	$67,924
Loans held-for-sale	39	95	132	241
Securities:
Taxable	1,835	1,458	5,282	5,315
Tax exempt	1,285	1,327	3,851	4,178
Dividends from FHLBC and FRBC stock	114	118	342	366
Interest bearing deposits with financial institutions	203	68	432	185
Total interest and dividend income	24,791	25,046	74,376	78,209
Interest expense
Savings, NOW, and money market deposits	209	299	667	1,319
Time deposits	330	1,084	1,239	4,292
Securities sold under repurchase agreements	15	28	67	167
Other short-term borrowings	-	24	-	167
Junior subordinated debentures	286	285	850	1,932
Subordinated debentures	547	673	1,064	2,019
Senior notes	673	-	2,019	-
Notes payable and other borrowings	113	144	355	439
Total interest expense	2,173	2,537	6,261	10,335
Net interest and dividend income	22,618	22,509	68,115	67,874
(Release of) provision for credit losses	(1,500)	300	(8,000)	10,413
Net interest and dividend income after (release of) provision for credit losses	24,118	22,209	76,115	57,461
Noninterest income
Wealth management	2,372	1,889	6,912	5,793
Service charges on deposits	1,368	1,322	3,784	4,168
Secondary mortgage fees	240	492	834	1,267
Mortgage servicing rights mark to market loss	(282)	(160)	(202)	(2,739)
Mortgage servicing income	572	521	1,646	1,447
Net gain on sales of mortgage loans	2,186	5,246	7,802	12,123
Securities gains (losses), net	244	(1)	246	(25)
Change in cash surrender value of BOLI	406	459	1,163	942
Death benefit realized on BOLI	-	(2)	-	57
Card related income	1,624	1,499	4,737	4,097
Other income	610	420	1,637	1,592
Total noninterest income	9,340	11,685	28,559	28,702
Noninterest expense
Salaries and employee benefits	12,964	12,586	39,366	36,846
Occupancy, furniture and equipment	2,418	2,003	7,188	6,239
Computer and data processing	1,477	1,226	4,079	3,808
FDIC insurance	211	191	604	403
General bank insurance	301	281	854	764
Amortization of core deposit intangible	113	122	348	374
Advertising expense	107	62	262	228
Card related expense	662	566	1,881	1,612
Legal fees	455	169	645	476
Other real estate expense, net	25	125	138	505
Other expense	3,396	2,935	9,903	8,909
Total noninterest expense	22,129	20,266	65,268	60,164
Income before income taxes	11,329	13,628	39,406	25,999
Provision for income taxes	2,917	3,363	10,295	6,221
Net income	$8,412	$10,265	$29,111	$19,778

Basic earnings per share	$0.30	$0.35	$1.01	$0.67
Diluted earnings per share	0.29	0.34	0.99	0.65
Dividends declared per share	0.05	0.01	0.11	0.03

Ending common shares outstanding	28,707,737	29,451,585	28,707,737	29,451,585
Weighted-average basic shares outstanding	28,707,737	29,559,026	28,925,612	29,708,239
Weighted-average diluted shares outstanding	29,230,280	30,102,301	29,458,806	30,261,721

Old Second Bancorp, Inc. and Subsidiaries

Quarterly Consolidated Average Balance

(In thousands, unaudited)

	2020				2021
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr
Assets
Cash and due from banks	$32,549	$30,594	$31,354	$30,086	$28,461	$29,985	$29,760
Interest earning deposits with financial institutions	27,989	153,532	263,199	275,087	359,576	499,555	523,561
Cash and cash equivalents	60,538	184,126	294,553	305,173	388,037	529,540	553,321

Securities available-for-sale, at fair value	475,718	452,708	448,408	481,948	532,230	614,066	663,450
FHLBC and FRBC stock	9,917	9,917	9,917	9,917	9,917	9,917	9,917
Loans held-for-sale	3,623	13,978	13,384	9,503	8,616	4,860	4,908
Loans	1,941,760	2,038,082	2,035,584	2,023,238	2,006,157	1,926,105	1,884,788
Less: allowance for credit losses on loans	23,507	30,747	31,518	33,255	34,540	31,024	28,639
Net loans	1,918,253	2,007,335	2,004,066	1,989,983	1,971,617	1,895,081	1,856,149

Premises and equipment, net	44,613	44,658	44,802	45,382	45,378	44,847	44,451
Other real estate owned	5,127	5,040	3,087	2,653	2,213	2,053	1,930
Mortgage servicing rights, at fair value	5,053	4,451	4,645	4,717	4,814	5,499	5,020
Goodwill and core deposit intangible	21,208	21,084	20,960	20,838	20,719	20,602	20,487
Bank-owned life insurance ("BOLI")	61,873	61,790	61,897	62,499	63,259	63,633	64,008
Deferred tax assets, net	9,682	13,511	12,051	9,189	8,228	7,782	6,487
Other assets	25,156	36,771	37,786	47,143	42,877	40,952	43,032
Total other assets	172,712	187,305	185,228	192,421	187,488	185,368	185,415
Total assets	$2,640,761	$2,855,369	$2,955,556	$2,988,945	$3,097,905	$3,238,832	$3,273,160

Liabilities
Deposits:
Noninterest bearing demand	$676,755	$854,324	$892,811	$903,383	$937,039	$1,012,163	$1,029,705
Interest bearing:
Savings, NOW, and money market	1,025,511	1,097,003	1,156,194	1,184,154	1,237,177	1,301,444	1,341,536
Time	448,763	439,735	417,952	393,297	399,310	359,635	331,482
Total deposits	2,151,029	2,391,062	2,466,957	2,480,834	2,573,526	2,673,242	2,702,723

Securities sold under repurchase agreements	47,825	45,882	54,313	67,059	82,475	67,737	46,339
Other short-term borrowings	23,069	8,396	8,204	5,448	-	1	-
Junior subordinated debentures	47,200	25,773	25,773	25,773	25,773	25,773	25,773
Subordinated debentures	-	-	-	-	-	56,081	59,180
Senior notes	44,284	44,310	44,337	44,363	44,389	44,415	44,441
Notes payable and other borrowings	14,762	26,551	25,482	24,407	23,330	22,250	21,171
Other liabilities	28,490	39,613	39,589	39,281	37,801	36,553	53,370
Total liabilities	2,356,659	2,581,587	2,664,655	2,687,165	2,787,294	2,926,052	2,952,997

Stockholders' equity
Common stock	34,900	34,957	34,957	34,957	34,957	34,957	34,958
Additional paid-in capital	120,829	121,253	121,643	122,045	121,578	120,359	120,857
Retained earnings	215,467	216,183	224,405	233,920	242,201	251,134	258,944
Accumulated other comprehensive income	9,131	219	9,305	11,900	14,496	13,971	14,965
Treasury stock	(96,225)	(98,830)	(99,409)	(101,042)	(102,621)	(107,641)	(109,561)
Total stockholders' equity	284,102	273,782	290,901	301,780	310,611	312,780	320,163
Total liabilities and stockholders' equity	$2,640,761	$2,855,369	$2,955,556	$2,988,945	$3,097,905	$3,238,832	$3,273,160

Total Earning Assets	$2,459,007	$2,668,217	$2,770,492	$2,799,693	$2,916,496	$3,054,503	$3,086,624
Total Interest Bearing Liabilities	1,651,414	1,687,650	1,732,255	1,744,501	1,812,454	1,877,336	1,869,922

Old Second Bancorp, Inc. and Subsidiaries

Quarterly Consolidated Statements of Income

(In thousands, except per share data, unaudited)

	2020				2021
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr
Interest and Dividend Income
Loans, including fees	$23,597	$22,347	$21,980	$22,999	$22,207	$20,815	$21,315
Loans held-for-sale	36	110	95	65	55	38	39
Securities:
Taxable	2,163	1,694	1,458	1,458	1,615	1,832	1,835
Tax exempt	1,455	1,396	1,327	1,293	1,307	1,259	1,285
Dividends from FHLB and FRBC stock	125	123	118	118	115	113	114
Interest bearing deposits with financial institutions	75	42	68	73	92	137	203
Total interest and dividend income	27,451	25,712	25,046	26,006	25,391	24,194	24,791
Interest Expense
Savings, NOW, and money market deposits	635	385	299	250	241	217	209
Time deposits	1,766	1,442	1,084	741	500	409	330
Securities sold under repurchase agreements	116	23	28	35	31	21	15
Other short-term borrowings	109	34	24	12	-	-	-
Junior subordinated debentures	1,364	283	285	283	280	284	286
Subordinated debentures	-				-	517	547
Senior notes	673	673	673	673	673	673	673
Notes payable and other borrowings	130	165	144	135	123	119	113
Total interest expense	4,793	3,005	2,537	2,129	1,848	2,240	2,173
Net interest and dividend income	22,658	22,707	22,509	23,877	23,543	21,954	22,618
Provision for (release of) credit losses	7,984	2,129	300	-	(3,000)	(3,500)	(1,500)
Net interest and dividend income after provision for (release of) credit losses	14,674	20,578	22,209	23,877	26,543	25,454	24,118
Noninterest Income
Wealth management	1,906	1,998	1,889	2,112	2,151	2,389	2,372
Service charges on deposits	1,726	1,120	1,322	1,344	1,195	1,221	1,368
Secondary mortgage fees	270	505	492	387	322	272	240
Mortgage servicing rights mark to market (loss) gain	(2,134)	(445)	(160)	(1,260)	1,113	(1,033)	(282)
Mortgage servicing income	468	458	521	503	567	507	572
Net gain on sales of mortgage loans	2,246	4,631	5,246	3,396	3,721	1,895	2,186
Securities (losses) gains, net	(24)	-	(1)	-	-	2	244
Change in cash surrender value of BOLI	(49)	532	459	291	334	423	406
Death benefit realized on BOLI	-	59	(2)	-	-	-	-
Card related income	1,287	1,311	1,499	1,435	1,447	1,666	1,624
Other income	626	526	420	577	450	577	610
Total noninterest income	6,322	10,695	11,685	8,785	11,300	7,919	9,340
Noninterest Expense
Salaries and employee benefits	12,918	11,342	12,586	12,701	13,506	12,896	12,964
Occupancy, furniture and equipment	2,301	1,935	2,003	2,259	2,467	2,303	2,418
Computer and data processing	1,335	1,247	1,226	1,335	1,298	1,304	1,477
FDIC insurance	57	155	191	194	201	192	211
General bank insurance	246	237	281	266	276	277	301
Amortization of core deposit intangible	128	124	122	120	120	115	113
Advertising expense	109	57	62	70	60	95	107
Card related expense	532	514	566	583	593	626	662
Legal fees	131	176	169	285	55	135	455
Other real estate expense, net	237	143	125	146	36	77	25
Other expense	3,008	2,966	2,935	3,294	3,126	3,381	3,396
Total noninterest expense	21,002	18,896	20,266	21,253	21,738	21,401	22,129
(Loss) income before income taxes	(6)	12,377	13,628	11,409	16,105	11,972	11,329
(Benefit from) provision for income taxes	(281)	3,139	3,363	3,362	4,226	3,152	2,917
Net income	$275	$9,238	$10,265	$8,047	$11,879	$8,820	$8,412

Basic earnings per share	$0.01	$0.31	$0.35	$0.27	$0.41	$0.30	$0.30
Diluted earnings per share	0.01	0.31	0.34	0.27	0.40	0.30	0.29
Dividends paid per share	0.01	0.01	0.01	0.01	0.01	0.05	0.05

Reconciliation of Non-GAAP Financial Measures

The tables below provide a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure for the periods indicated. Dollar amounts below in thousands:

	Quarters Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Net Interest Margin
Interest income (GAAP)	$24,791	$24,194	$25,046	$74,376	$78,209
Taxable-equivalent adjustment:
Loans	4	4	3	11	9
Securities	342	335	353	1,024	1,111
Interest income (TE)	25,137	24,533	25,402	75,411	79,329
Interest expense (GAAP)	2,173	2,240	2,537	6,261	10,335
Net interest income (TE)	$22,964	$22,293	$22,865	$69,150	$68,994
Paycheck Protection Program ("PPP") loan - interest and net fee income	1,138	832	736	2,711	1,339
Net interest income (TE) - excluding PPP loans	$21,826	$21,461	$22,129	$66,439	67,655
Net interest income (GAAP)	$22,618	$21,954	$22,509	$68,115	$67,874
Average interest earning assets	$3,086,624	$3,054,503	$2,770,492	$3,019,831	$2,633,075
Average PPP loans	$53,562	$91,948	136,281	$78,288	77,302
Average interest earning assets, excluding PPP loans	$3,033,062	$2,962,555	$2,634,211	$2,941,543	2,555,773
Net interest margin (GAAP)	2.91%	2.88%	3.23%	3.02%	3.44%
Net interest margin (TE)	2.95%	2.93%	3.28%	3.06%	3.50%
Core net interest margin (TE - excluding PPP loans)	2.85%	2.91%	3.34%	3.02%	3.54%

	GAAP			Non-GAAP
	Three Months Ended			Three Months Ended
	September 30,	June 30,	September 30,	September 30,	June 30,	September 30,
	2021	2021	2020	2021	2021	2020
Efficiency Ratio / Adjusted Efficiency Ratio

Noninterest expense	$22,129	$21,401	$20,266	$22,129	$21,401	$20,266
Less amortization of core deposit	113	115	122	113	115	122
Less other real estate expense, net	25	77	125	25	77	125
Less merger related costs	N/A	N/A	N/A	425	-	-
Noninterest expense less adjustments	$21,991	$21,209	$20,019	$21,566	$21,209	$20,019

Net interest income	$22,618	$21,954	$22,509	$22,618	$21,954	$22,509
Taxable-equivalent adjustment:
Loans	N/A	N/A	N/A	4	4	3
Securities	N/A	N/A	N/A	342	335	353
Net interest income including adjustments	22,618	21,954	22,509	22,964	22,293	22,865
Noninterest income	9,340	7,919	11,685	9,340	7,919	11,685
Less death benefit related to BOLI	-	-	(2)	-	-	(2)
Less securities gains, net	244	2	(1)	244	2	(1)
Less MSRs mark to market losses	(282)	(1,033)	(160)	(282)	(1,033)	(160)
Taxable-equivalent adjustment:
Change in cash surrender value of BOLI	N/A	N/A	N/A	108	112	122
Noninterest income (less) / including adjustments	9,378	8,950	11,848	9,486	9,062	11,970

Net interest income including adjustments plus noninterest income (less) / including adjustments	$31,996	$30,904	$34,357	$32,450	$31,355	$34,835
Efficiency ratio / Adjusted efficiency ratio	68.73%	68.63%	58.27%	66.46%	67.64%	57.47%